Offering Statement for Solutionz Group LLC

("Solutionz," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

Paul Riss: paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. **What is the name of the issuer?**

   Solutionz Group LLC

   3903 Northdale
   Suite 100e
   Tampa, FL 33624

Eligibility

2. **The following are true for Solutionz Group LLC:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Kerri Zeil

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
10/01/2024	Present	Growth Advisors International Network	Global Director
02/01/2025	Present	Travel Technology Association	Innovation Advisory Council
07/01/2022	06/01/2024	The Catalyst Group	Private Equity Scout
06/01/2011	12/01/2021	Amadeus	Head of Amadeus Startup Launchpad
11/01/2000	03/01/2013	Orbitz Worldwide	Sr. Director Business Development
01/01/2023	Present	Solutionz Group LLC	COO / Chairman of the Board

Thunderbird School of Global Management Executive Certificate, International Business ManagementExecutive Certificate, International Business Management University of Missouri-Columbia BA, International Business LinkedIn:https://www.linkedin.com/in/kazeil/

Name
Neeta Solanki

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
04/01/2024	Present	Birmingham Hospice	Volunteer
07/01/2017	Present	Neeta Solanki Business Coaching	High Impact Coach
06/01/2012	Present	Sol Investments UK Ltd	IBM Planning Analytics
03/01/2014	06/01/2017	IBM UK Ltd	Client Technical Specialist
09/01/2021	Present	Solutionz Group LLC	CFO and Chief Success Officer

Chartered Institute of Management Accountants (CIMA) ACMAACMA 1994 - 1994 The University of Huddersfield Bachelor's Degree, Accounting Studies 1990 - 1993 LinkedIn: https://www.linkedin.com/in/neetajsolanki/

Name
Chicke Fitzgerald

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
02/01/1996	Present	Solutionz	CEO
02/15/2022	Present	Solutionz Group LLC	CEO

Chicke possesses over 40 years of M&A experience in the travel, transportation and telecommunications sectors, with a focus on technology, distribution and business models. She spent the 1st half of her career working for industry-leading travel distribution tech and telecom companies. If you have ever made a travel booking online or checked in for a flight, chances are Chicke worked for or consulted to one of the companies that pioneered that technology. The second half has been spent making continuous improvements with changing trip planning technology and digital marketing methods. In her role as CEO of Solutionz, she is the chief rainmaker and inventor and she clears the way for her team to get real work done. She also operates a business incubator, known as Solutionz Enterprises and she has been hosting a podcast on the Game Changer Network, which she founded, for over 15 years. Chicke is also an author, having published the Travel Distribution Library, a 3 book series on global travel distribution. She was a contributing author on Bootstrap Business, co-authoring with Tom Hopkins, Jack Canfield, John Christensen. Her most recent book is an allegorical business novel, The Game Changer, a novel about transformational business design. LinkedIn: https://www.linkedin.com/in/chickefitzgerald

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Chicke Fitzgerald

Securities:	20,800,000
Class:	Membership Interest Units
Voting Power:	100.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Solutionz Group LLC is a Tampa-based, travel, event, and digital marketing technology company pioneering a new B2B category: Revenue Multiplier Systems™. These are tools that, once embedded into a website or platform, generate incremental revenue automatically, we believe it to be a digital equivalent of the famous "Would you like fries with that?" adjacency offer. The SMARTtools™ suite is a software platform designed to help brands, enterprises, and community organizations manage and engage their existing audiences through digital tools that support content delivery, user interaction, and data tracking. The platform is intended to be used as part of broader customer engagement and monetization strategies and includes configurable features that can be adapted to different use cases. The Company develops and offers proprietary software tools designed to support digital audience engagement and facilitate commerce related to travel, events, and affiliated activities. Its products are intended to be embedded into third-party digital environments, such as websites, content platforms, browser-based tools, and community networks, where users already interact. Depending on customer configuration and partner arrangements, the Company's platform may support transactional activity related to lodging, transportation, events, subscriptions, sponsorships, and other commerce opportunities. In certain implementations, the platform is also designed to allow participating organizations to direct a portion of transaction proceeds to nonprofit or community causes selected by the customer or end user. The Company was founded by Chicke Fitzgerald, who has professional experience in travel distribution, enterprise software development, and digital transformation initiatives. Over the course of her career, Ms. Fitzgerald has worked on the design and implementation of online travel systems, enterprise booking platforms, and commerce-enabled digital tools. The Company's executive team includes individuals with experience across travel technology, digital marketing, event operations, and software-as-a-service development. The Company's strategy is centered on developing and commercializing a modular software platform intended to support audience engagement, content distribution, and transaction facilitation across multiple industries. The Company refers internally to this strategy as a "growth operating system," reflecting its intent to integrate multiple functional tools into a unified platform. The Company does not believe that a single, standardized category currently exists for this type of software and intends to invest in product development, market education, and positioning as part of its commercialization efforts. A portion of the proceeds from this offering is expected to be used to support activities related to product development, customer acquisition, and market positioning. These activities may include software engineering, user experience design, sales and marketing initiatives, content creation, partner outreach, and pilot programs with prospective customers. The Company also expects to incur costs related to personnel, infrastructure, and general operating expenses as it continues to develop its platform and expand its operations. The Company plans to offer its software through multiple product families under the SMARTtools™ brand. One product family is focused on travel- and event-related functionality, including tools intended to facilitate booking pathways, event engagement, and commerce workflows that may incorporate affiliate or commission-based arrangements with third-party providers. Another product family is focused on digital marketing and productivity tools designed to support content distribution, scheduling, branding, and audience interaction. These tools are intended to be configurable and may be deployed individually or in combination, depending on customer needs. The Company is developing certain browser-based tools, including extensions initially designed for the Chrome browser, with the intention of expanding to additional browsers and platforms over time. The Company believes that direct-to-audience engagement tools may provide an alternative distribution channel for organizations that seek to interact with users outside of traditional search-driven traffic models; however, the effectiveness of these tools will depend on customer adoption, user behavior, and broader market conditions. The Company expects to generate revenue through a combination of transaction-based arrangements, subscription fees, enterprise integrations, licensing arrangements, and marketplace-related activity, depending on the specific products deployed and the terms of customer and partner agreements. Not all revenue streams are currently operational, and there can be no assurance that the Company will successfully implement or scale any particular revenue model. The Company also intends to continue developing its personalization and automation capabilities, including technology it refers to as the eTWIN Network™, which is designed to support configurable content delivery and engagement pathways based on customer-defined parameters. Certain aspects of the Company's technology are the subject of patent applications; however, there can be no assurance that any patents will be issued or that any issued patents will provide meaningful protection. The Company's long-term objective is to establish a sustainable software business focused on audience engagement and commerce-enabled digital tools. Management believes that its experience, product development efforts, and strategic partnerships are important factors needed to support the Company's growth over time.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Solutionz Group LLC speculative or risky:**

1. Early-Stage Growth Company Solutionz Group is an early-stage company still refining its go-to-market strategy and scaling its product portfolio. The company has limited operating history in its current configuration, and future revenues are not guaranteed. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

2. Dependence on Key Personnel The failure to attract and retain key employees could hurt our business. Our success also depends upon our ability to attract and retain numerous highly qualified employees. Our failure to attract and retain skilled management and employees may prevent or delay us from pursuing certain opportunities. If we fail to successfully fill many management roles, fail to fully integrate new members of our management team, lose the services of key personnel, or fail to attract additional qualified personnel, it will be significantly more difficult for us to achieve our growth strategies and success.

3. Intellectual Property Protection While the company has filed a patent application and plans additional filings to maintain trade secrets, there is no guarantee of patent issuance or that IP protections will prevent competitors from developing similar technologies. We may attempt to further protect our proprietary technology and content by requiring our employees and consultants to enter into confidentiality and assignment of inventions agreements and third parties to enter into nondisclosure agreements. These agreements may not effectively prevent unauthorized use or disclosure of our confidential information, intellectual property or technology and may not provide an adequate remedy in the event of unauthorized use or disclosure of our confidential information, intellectual property or technology. Litigation may be necessary in the future to enforce our intellectual property rights, to determine the validity and scope of our proprietary rights or the rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of management time and resources and could have a material adverse effect on our business, financial condition, and operating results. Any settlement or adverse determination in such litigation would also subject us to significant liability.

4. Technology and Cybersecurity Risks Solutionz depends on proprietary technology, SaaS platforms, and data integrations. Technical failures, outages, or breaches could disrupt services, damage reputation, or lead to liability. We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information, including credit card data, provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

5. Dependence on Market Adoption The company's success depends on the rate at which businesses, nonprofits, and communities adopt its SMARTtools™ suite and the broader Revenue Multiplier System™. Market education and behavior change are required, which may take longer or cost more than anticipated. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

6. Competitive Industry Landscape The travel, event, and digital engagement markets are highly competitive, with well-capitalized incumbents and fast-moving startups. Larger competitors may replicate elements of Solutionz's model or invest heavily in similar "engagement-to-revenue" technologies.

7. Vendor Reliance Risk The Company may rely on third-party vendors, service providers, and technology partners to support key aspects of its operations, including but not limited to software infrastructure, payment processing, data hosting, compliance support, and other critical business functions. The performance, reliability, and continued availability of these vendors are outside the Company's direct control. If any vendor fails to perform as expected, experiences service interruptions, cybersecurity incidents, financial distress, regulatory issues, or terminates its relationship with the Company, the Company's operations could be disrupted, delayed, or impaired. In some cases, replacing a vendor may be difficult, time-consuming, or costly, and alternative providers may not be available on comparable terms, if at all. Additionally, the Company may be dependent on a limited number of vendors for certain services. Such concentration increases the risk that issues affecting a single vendor could have a disproportionate impact on the Company's business, financial condition, and results of operations. Any failure by vendors to comply with applicable laws, regulations, or contractual obligations could also expose the Company to regulatory scrutiny, reputational harm, or liability. As a result, reliance on third-party vendors may materially and adversely affect the Company and the value of an investment in the Company's securities.

8. Market Conditions and External Factors Economic downturns, travel and event industry disruptions, or regulatory changes could materially affect performance. Events like pandemics or AI-driven shifts in marketing and search could influence demand for the company's products.

9. Dependence on Brand and Reputation: Solutionz's differentiation is tied to its mission-driven "Triple Win Formula™." Damage to its reputation or perceived authenticity could affect adoption and long-term growth.

10. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

   You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

11. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

   The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

12. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

   The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

13. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

14. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

15. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

16. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

17. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

18. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

19. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

20. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Solutionz Group LLC ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,200,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   Following the completion of this offering, the Company intends to use the net proceeds to fund its operations over the twelve months following the closing of the offering. The Company is in the midst of a shift to an AI-First approach to both development and operations, which may significantly reduce the amount currently allocated to those functions, shifting the spending to sales and marketing, plus partner success functions, may positively impact productivity, revenues and therefore profitability. During the twelve-month period following the closing of the offering, the Company intends to use proceeds to support commercialization activities for its platform and to use an AI-first approach to manage operating expenses in accordance with its operating plan. A portion of the proceeds is expected to be used to continue AI-led development and enhancement of the Company's proprietary technology and supporting infrastructure. These expenditures are intended to support scalability, operational reliability, and automation, including development of administrative and business intelligence components such as reconciliation and payment automation modules designed to reduce manual processes and support internal operations. The Company also expects to allocate proceeds to go-to-market activities intended to support customer acquisition and distribution efforts. These activities may include targeted marketing programs, sales enablement initiatives, strategic partnerships, and brand awareness efforts. The Company intends to emphasize capital-efficient distribution strategies, including partner-led growth, rather than building large fixed sales organizations. Proceeds may also be used to fund personnel and operating expenses related to product execution, customer support, and revenue-focused initiatives, with headcount expansion expected to remain limited and focused on roles with direct operational impact and continued use of an AI team for the base operational roles, augmented with contractors and specialized service providers where appropriate. In addition, a portion of the proceeds will be used for general and administrative expenses, including legal, accounting, compliance, offering-related costs, and ongoing reporting obligations. The actual use of proceeds may vary depending on market conditions, operating results, and strategic considerations, and management will retain discretion in the allocation of funds. Sales would receive 29% of the allocation of the maximum raised amount. Product Development would receive 10% of the allocation of the maximum raised amount. Operations would receive 26% of the allocation of the maximum raised amount. Marketing and Partner Success would receive roughly 30% of the allocation of the maximum raised amount.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Intermediary Fees	$490	$58,800
Sales	$2,000	$348,000
Product Development	$3,000	$120,000
Operations	$1,510	$312,000
Marketing and Partner Success	$3,000	$361,200
Total Use of Proceeds	**$10,000**	**$1,200,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on Netcapital to purchase securities, both investors and Solutionz Group LLC must agree that a transfer agent, which keeps records of our outstanding Membership Interest Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on Netcapital.

16. **How may the terms of the securities being offered be modified?**

   Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

   ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Membership Interest Units	22,000,000	20,800,000	Yes	

   ## Options, Warrants and Other Rights

   None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

   All current ownership units of Solutionz Group LLC are common membership interests units held by management and early contributors under the company's Slicing Pie equity framework. The securities offered through NetCapital will represent new membership interests units that are subordinate to existing management control and subject to future dilution as the company raises additional capital. No preferred or senior securities are currently outstanding; however, future financing rounds may include preferred units with liquidation or dividend preferences that could qualify or reduce the economic rights of common unit holders from this offering.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

As the Founder and Chief Executive Officer, Chicke Fitzgerald currently holds more than 20 percent of Solutionz Group LLC's outstanding ownership units and voting rights. As a result, Ms. Fitzgerald has the ability to significantly influence, and in many cases determine, the outcome of major company decisions, including management appointments, capital raises, and strategic direction. The exercise of these rights may at times differ from the preferences of new investors. While this control helps ensure continuity of leadership and long-term strategic focus, it also means that purchasers in this offering may have limited ability to affect company policies, capital structure, or exit timing. If additional major investors or members are added who also exceed 20 percent ownership, their combined decisions could further concentrate voting power, which could impact minority investors' influence over future business or financing actions

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach. For additional valuation methodology see Financial Condition.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Investors purchasing through NetCapital will hold minority, non-controlling interests in Solutionz Group LLC. As such, they will not be able to influence management decisions, set strategic direction, or require distributions. The majority owner and the Board of Managers will retain full control over operations, financing decisions, and potential sale or merger transactions. Future capital raises, employee equity issuances, or conversion of SAFE or debt instruments could dilute ownership percentages of current investors. Additionally, if the company chooses to issue preferred equity or take on senior debt, those instruments may carry rights or repayment priorities that further limit the returns available to minority members. While management is committed to transparency and long-term value creation, investors must understand that minority interests carry limited voting power, limited liquidity, and a higher dependency on management performance to realize any return on investment.

23. **What are the risks to purchasers associated with corporate actions including:**
   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

Solutionz Group LLC may issue additional equity or convertible instruments in the future to raise working capital, fund expansion, or attract key employees and partners. Any such issuances will likely dilute the ownership percentage and voting power of NetCapital investors. If new securities are issued with preferential rights such as liquidation preferences, dividends, or conversion features, those preferences could reduce the relative value or priority of the securities purchased in this offering. Future capital raises could also be completed at valuations lower than the current offering, which would further impact investor returns. The company's operating agreement allows Solutionz Group LLC to repurchase membership interests units or other securities, either from departing employees or other members, at management's discretion. If repurchases occur using company funds, this could reduce the capital available for operations or delay potential distributions to investors. In addition, repurchases may be conducted at prices or under conditions that are not proportionally extended to all investors, meaning NetCapital investors might not benefit from the same liquidity opportunity. If Solutionz Group LLC is sold or sells substantially all of its assets, the proceeds would first be distributed to satisfy any outstanding debt and then to holders of securities in accordance with their priority. Because the securities offered on NetCapital are expected to be non-preferred, common-equity interests, investors would only receive a share of the remaining proceeds, if any, after higher-ranking obligations are met. A sale may also occur at a valuation that does not provide a positive return to minority investors, and investors would have no ability to block or approve such a transaction. The company may from time-to-time enter into transactions with its management, affiliates, or entities controlled by members of its leadership team—such as consulting, licensing, or service agreements. While any related-party transactions will be conducted on terms management believes are fair and reasonable, such arrangements may create potential conflicts of interest and could result in terms less favorable to NetCapital investors than those available in an arm's-length transaction. These transactions could also divert resources or create obligations that impact company profitability. Each of these corporate actions—future issuances, repurchases, asset sales, or related-party transactions—could alter ownership percentages, reduce investor influence, or affect the timing and amount of potential returns. Investors should be prepared for limited control and long-term illiquidity, and should consider these risks as part of their investment decision.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	American Express
Amount Outstanding:	$15,508
Interest Rate:	27.0%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Citibank
Amount Outstanding:	$3,363
Interest Rate:	29.5%
Maturity Date:	No Maturity Date
Other Material Terms:	
Creditor(s):	Asset Recovery Services
Amount Outstanding:	$21,402
Interest Rate:	0.0%
Maturity Date:	No Maturity Date
Other Material Terms:	

25. **What other exempt offerings has Solutionz Group LLC conducted within the past three years?**

None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Chicke Fitzgerald	CEO	Contributions	$175,013

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Solutionz Group LLC ("Solutionz", " SG" , the "Company", or "we") was formed as a Florida limited liability company on February 15, 2022. The Company's headquarters are in Tampa, Florida. The Company develops and markets SAAS-based, patent pending travel, events and digital marketing smart tools primarily to businesses (known as B2B) in six markets (Care, Events, Enterprise Software, Media, Non Profit and Destination Marketing). On July 5, 2019, the predecessor company, Solutionz Innovations LLC (closed post-pandemic on December 31, 2021) transferred ownership of the U.S. Patent Application No.:16/504,173 to Solutionz Technologies, LLC, a Wyoming LLC. Following formation of Solutionz Group LLC in 2022, Solutionz Technologies, LLC signed a Master Licensing Agreement with Solutionz Group LLC. This Agreement was executed on October of 2023 after the Company had raised sufficient capital to comply with the requirements of the Agreement and giving the current Company exclusive, transferable, worldwide license (the "Master License") to use the Intellectual Property solely for the purpose of marketing to the Included Markets, including Care, Events, Enterprise, Media, Non-Profit, and Travel. Solutionz Group LLC has the right of first refusal for purchasing Solutionz Technologies, LLC and may pass along that right in any sub-licensing deal. According to the Operating Agreement of the Company, there are 20,800,000 units authorized. The Board of Managers has authorized 1,200,000 additional units for the REG-CF offering, for a total of 22,000,000 units. As of December 31, 2024, the Founder has contributed $175,013 to the Company. This has funded the operations of the Company. Revenue for the year ended December 31, 2024 increased by $4,273 to $5,548, as compared to $1,275 reported for the year ended December 31, 2023. Costs of revenue for the year ended December 31, 2024 increased by $2,064 to $2,251, as compared to $187 reported for the year ended December 31, 2023. Operating expenses for the year ended December 31, 2024 increased by $35,185 to $259,460, as compared to $224,275 reported for the year ended December 31, 2023. Net loss for the year ended December 31, 2024 increased by $41,184 to $264,581, as compared to $223,397 reported for the year ended December

31, 2023. Other Income for the year ended December 31, 2024 decreased by $4,125 to $368, as compared to $4,493 reported for the year ended December 31, 2023. On December 31, 2024, the Company had cash and cash equivalents of $4,705 and negative working capital of $70,450 as compared to cash and cash equivalents of $4,962 and negative working capital of $2,827 on December 31, 2023. Financial information for the most recent fiscal year ended Dec 31, 2025, have been prepared by management using the same accounting principles and practices applied in prior periods; however, this information has not yet been reviewed or audited by an independent certified public accountant. As a result, such financial information is preliminary in nature and subject to potential revision upon completion of the independent review. Investors should not place undue reliance on the unaudited financial information and should consider it in conjunction with the reviewed financial statements for prior periods and the related disclosures regarding the Company's financial condition and results of operations. The unaudited net loss for the year ended December 31, 2025 was reported to be $160,653. Operating Expenses for the year ended December 31, 2025 was reported to be $163,599. Revenue for the year ended December 31, 2025 was reported to be $3,717. Cost of Revenue for the year ended December 31, 2025 was reported to be $760. Total Liabilities for the year ended December 31, 2025 was reported to be $100,618. As of December 31, 2025, the Founder has contributed $295,588 to the Company. This has funded the operations of the Company. Phase 2 development services with ITWox Inc. concluded effective January 31, 2026, following a strategic reassessment of Solutionz's delivery approach, cost structure, and development methodology. All development and development-operations support, including AWS-related DevOps, ended as of that date. Solutionz remains current in its obligations and is expected to pay all outstanding invoices for services rendered through February 6, 2026, at face value, no later than February 28, 2026. Completion of the tVITE feature was explicitly removed as a condition precedent to payment. All intellectual property developed during Phase 2 remains the sole property of Solutionz Group, LLC. Equity participation earned under the Slicing Pie model was granted to Navin Chaganty in his individual capacity, consistent with historical practice. Those slices remain intact, with classification transitioning from the Active Pie to the Foundation Pie effective January 1, 2027, reflecting the conclusion of active services. The termination was administrative in nature, involved no dispute, and does not restrict future commercial collaboration, including a recognition-based channel partner arrangement. As previously disclosed, the Company has outstanding debt related to its early-stage and pre-production activities. As of January 31, 2025 the Company, stated the AMEX balance is now $7,808, the Citibank debt has been paid off, and the Asset Recovery Services Debt is now at $21,001 Valuation Methodology : The Company has developed an online revenue projection tool that determines the annual recurring revenues from its prospects. The basis for the calculation for the tool includes the market-tested, key performance indicators that drive revenue and profitability. We have been tracking these KPIs for over a decade. Solutionz has a conversion rate that is 3.1x the national average for online travel companies. This rate moves up into double digits for events, which is a key target sector for Solutionz. We also experience an average daily room rate that is 17.5% higher than the national average and 33% longer stays, which all impacts our revenue per transaction. With an example of a single, mid-sized CRM company with 100,000 clients, our Revenue Predictor calculator shows that the annual recurring revenues from that single client would be in excess of $3.8 million. This assumes each company had an average of 10 travelers that stay at least 5 nights a month collectively. Another example would be an event tech company that hosts events that service 5 million attendees a month (for reference, Eventbrite serves 60 million a month), since we know that 17% of all event attendees need or want a hotel room, with our revenue model and KPIs, that event tech company would produce $8.5 million in annual recurring revenues. As such, we believe, if we had just one key client in each of the 6 sectors that we serve, our revenues would likely exceed $24 million, which would yield a multiple of our stated valuation.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See attachments:

CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**
        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Solutionz Group LLC answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

1) The Company did not make use of any written communication or broadcast script for testing the waters either (i) under the authorization of Rule 241 within 30 days of the initial filing of the offering statement, or (ii) under the authorization of Rule 206. Here are the transcripts of the videos shown on the company's offering page: Video #1- What was the last tool or service that you thought I can't live without this? For me, it was my iPhone, but for the last two years, my iPhone has been broken. Not so much that I couldn't use it, but I couldn't take advantage of allof the new features that there are. My name is Chicky Fitzgerald and I am the CEO and founder of solutions and we have created a suite of transformational tools to address travel, the events market and also digital marketing and you may not even realize it but all three of those are broken. We are so excited to invite you in to consider being a part of our investor family and I am going to tell you a little bit about the background of the company. When my niece was 15years old, she had a horrible accident and I got that phone call that you never want to receive that we all needed to get to Billings, Montana. She was being airlifted in. And as the person in the travel industry, my sisters, of course, designated me as the one to find the hotel room. And you might think that's really easy. Billings is only 74 square miles, but finding a hotel near a specific place is not the way the travel industry was built. And I should know I have been involved in the travel industry and in the technology that's driving itsince the early 1980s. So let me just tell you the story ended well. They were able to fix my niece's arm and uh she has gone on to have a wonderful life. But I flew home from that trip and I said to my husband, I've got to fix this. This happens every single day. And fixit I did. Less than two weeks later, we had built the prototype for what was then the hotel's nearby hospitals. But, you know, if I had just stopped there, we would have had a great system for 5,400 hospitals. And what we've done is we've taken it so much further.

And I would like to invite you to read the rest of our perspectus, to hear all about what we've done with our product, and to join us in the family that is the solutions investment team. Thank you. Video#2- Introducing SmartTools from Solutions. Think Swiss Army knife. One sleek, portable tool with many powerful functions. That's Smart Tools, a compact suite of digital tools built to grow your business, deepen relationships, and give back. Let's start with Smart Giving, a fundraising tool leveraging travel by your supporters.Because giving matters, we integrate trip planning into the sites and systems that people use every day and make it easier to plan around a specific destination. And proximity matters. Smart snapshot gives you one place to find everything about you or your products or services. Make your brand unforgettable as visibility matters.And the TVET is a simple way to invite friends and colleagues that are traveling to an event to book their travel. It is simple and simply put, efficiency matters. We have a wide range of event features from sponsorship to an event concurge. We can all agree that time matters when managing events. Getting your calendar organized and planning trips around events is core to smart calendar. And clearly productivity matters. Our smart launcher is an extension to Google trip enabling key applications and increasing engagement with your network because retention matters. Smartbranding reduces your brand spending and captivates your audience because no doubt your brand matters. With smart tools, you don't need more tools, you just need smarter ones. One tool, many uses. This is more than tech. It's about growth, engagement, and giving. Solutions, the smart tool leader, powered by traveling to give. Video#3- Over the last decade, we have learned so much and we have applied all of this t growing the business to what could have been a very narrow business focused on hotels by hospitals to a product that now can stretch not only globally but to many different sectors. We've tested the product in over 80 clients. We've produced over$250,000 worth of hotel bookings using the system. And we have tested the product in five markets ensuring that we have product market fit. And the other thing that we learned and you've seen this in companies like Dove who while they have a broad spectrum of soap based products, they sell beauty. And what we realized is that what we sell is growth. And every company needs to acquire customers and they also need to retain them. And to do that, you need a differentiator. And we believe we can be that differentiator. We provide proximity and not only proximity to where you're traveling, like in the story about my niece and getting to the hospital. We also provide proximity to where you're doing the booking and when you decide that you need to book travel.So imagine, think back 50 years when McDonald's first launched. They mastered proximity marketing. We know that as, do you want fries with that? And imagine putting an event into your calendar and then with a single button being able to find lodging nearby exactly where you need to be. This is what we have discovered is so important in setting us apart from our competitors.Additionally, simplicity. Not only simplicity in using the product from the traveler's perspective, but also simplicity for the person who's having to implement it. Our product can be implemented in minutes and hours, not days, weeks, and months. And at the end of the game, what we do is we help you reach out to your clients, get them more engaged, and also build up a passion in them because giving is a core part of not only what we do, but who we are as a company. And at the end of the day, we want to offer you the opportunity of growing your investment portfolio by partnering with solutions for our traveling to give product. Thank you so much. Video#4-Go ahead. One of the really unique things about solutions is the amount of expertise and experience that we have on our team. Beginning with me as your founder, I started in the industry literally in 1978 when travel was so different. Computers were just coming into travel agencies. There weren't even consumer credit cards and we didn't have 800 numbers. So you can imagine how much I have seen change over the years. I am joined on an all girl team by two other travel industry veterans and then two technology veterans.I spent 10 years of my life with Saber. Uh these were my early years in business learning the ropes. But what better place to do that than a company that ended up being the founder of the first online travel system, Travel Velocity.And then I got recruited to Worldsp. And you may not have ever heard ofWorldSpan, but you certainly have heard of Priceeline, Orbits, and Expedia, which all were built on the original Worldsp platform when I was there. I then moved on to a global telecommunications company. Did a lot of merger and acquisition work. And again, I am joined by some other professionals in the industry, and you'll want to check out their bios. We have a great team. Uh we have had over 80,000 hours of sweat equity and that buys you a lot. Uh we were able to bypass raising about $7 million that it would have cost to hire that team to lay the foundation for the company.

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Formation: certificateofformation.pdf

    Operating Agreement: operatingagreement.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.solutionz.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.